SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(RULE 13D-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 240.13D-1(B), (C) AND (D) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13D-2

(Amendment No. 4)*

Venus Concept Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92332W 204

(CUSIP Number)

Anthony J. Marsico, Esq.

Michael S. Lee, Esq.

Reed Smith LLP

599 Lexington Ave

New York, NY 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92332W 204	13G	Page 1 of 5

1.	NAMES OF REPORTING PERSONS SEDCO Capital Cayman Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 50,778
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 50,778

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,778
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 204	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS SC Venus US Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 62,223
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 62,223

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,223
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 204	13G	Page 3 of 5

1.	NAMES OF REPORTING PERSONS SC Venus Opportunities Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 62,223
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 62,223

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,223
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 204	13G	Page 4 of 5

1.	NAMES OF REPORTING PERSONS SEDCO Capital Global Funds - SC Private Equity Global Fund IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 80,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 80,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92332W 204	13G	Page 5 of 5

1.	NAMES OF REPORTING PERSONS Saudi Economic and Development Securities Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 255,223
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 255,223

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,223
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Explanatory Note

This Amendment No. 4 amends and restates the Statement on Schedule 13G filed on November 18, 2019 and amended by Amendment No. 1 filed on February 16, 2021, Amendment No. 2 filed on April 29, 2022, and Amendment No. 3 filed on September 19, 2024, and relates to the Reporting Persons’ beneficial ownership of shares of common stock, $0.0001 par value per share, of Venus Concept Inc. (the “common stock”). The Reporting Persons’ current beneficial ownership of the common stock is set forth on the cover pages hereto. On May 11, 2023, the Issuer effected a 15-for-1 reverse stock split (the “Reverse Stock Split”) of the Company’s issued and outstanding common stock. The CUSIP for the Issuer’s common stock changed from 92332W105 to 92332W204. The amount of securities reported on this Schedule 13G/A has been adjusted to reflect the Reverse Stock Split.

Item 1.

(a) Name of Issuer:

Venus Concept Inc.

(b) Address of Issuer’s Principal Executive Offices:

235 Yorkland Blvd, Suite 900

Toronto, Ontario M2J 4Y8

Item 2.

This Schedule 13G is being jointly filed by and on behalf of each of SEDCO Capital Cayman Limited, SC Venus US Limited, SC Venus Opportunities Limited, SEDCO Capital Global Funds—SC Private Equity Global Fund IV and Saudi Economic and Development Securities Company (each, a “Reporting Person,” and together, the “Reporting Persons”). SEDCO Capital Cayman Limited, SC Venus US Limited, SC Venus Opportunities Limited and SEDCO Capital Global Funds—SC Private Equity Global Fund IV are the record holders of the securities set forth on the cover pages hereto. Saudi Economic and Development Securities Company is the investment manager of SC Venus US Limited, SC Venus Opportunities Limited and SEDCO Capital Global Funds—SC Private Equity Global Fund IV and may be deemed to beneficially own securities held by SC Venus US Limited, SC Venus Opportunities Limited or SEDCO Capital Global Funds—SC Private Equity Global Fund IV. Saudi Economic and Development Securities Company is the parent of SEDCO Capital Cayman Limited and may be deemed to beneficially own securities held by SEDCO Capital Cayman Limited.

(a)-(c) Name, Address and Citizenship of Reporting Persons

Reporting Person: SEDCO Capital Cayman Limited

Address: P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Place of Organization: Cayman Islands

Reporting Person: SC Venus US Limited

Address: P.O. Box 709, Willow House, Cricket Square

Grand Cayman, KY1-1107, Cayman Islands

Place of Organization: Cayman Islands

SC Venus Opportunities Limited

Address: P.O. Box 709, Willow House, Cricket Square

Grand Cayman, KY1-1107, Cayman Islands

Place of Organization: Cayman Islands

SEDCO Capital Global Funds—SC Private Equity Global Fund IV

Address: 5 Rue Jean Monnet

Luxembourg, L-2180

Place of Organization: Luxembourg

Saudi Economic and Development Securities Company

Address: King Abdulaziz Road, Al Morjan Dist.,

P.O. Box 13396, Jeddah 21493, Kingdom of Saudi Arabia

Place of Organization: Kingdom of Saudi Arabia

(d) Title of Class of Securities

Common Stock, $0.0001 par value per share.

(e) CUSIP Number

92332W 204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned

SEDCO Capital Cayman Limited directly holds zero shares of common stock and warrants that may be exercised for 50,778 shares of common stock. SC Venus US Limited directly holds zero shares of common stock and warrants that may be exercised for 62,222 shares of common stock. SC Venus Opportunities Limited directly holds zero shares of common stock and warrants that may be exercised for 62,222 shares of common stock. SEDCO Capital Global Funds—SC Private Equity Global Fund IV directly holds zero shares of common stock and warrants that may be exercised for 80,000 shares of common stock.

(b)-(c) Percent of Class and Number of Shares as to Which the Person Has (i) Sole Power to Vote or to Direct the Vote, (ii) Shared Power to Vote or to Direct the Vote, (iii) Sole Power to Dispose or to Direct the Disposition of, Shared Power to Dispose or to Direct the Disposition of

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein. The ownership percentages reported are based on 7,255,277 outstanding shares of common stock as of August 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 13, 2024, and warrants held by the Reporting Persons that may be exercised for an aggregate of 255,222 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2024	SEDCO Capital Cayman Limited

/s/ Shaik Mohammed Gouse
Name: Shaik Mohammed Gouse
Title: Director

SC Venus US Limited

/s/ Shaik Mohammed Gouse
Name: Shaik Mohammed Gouse
Title: Director

SC Venus Opportunities Limited

/s/ Shaik Mohammed Gouse
Name: Shaik Mohammed Gouse
Title: Director

SEDCO Capital Global Funds – SC Private Equity Global Fund IV

/s/ Shaik Mohammed Gouse
Name: Shaik Mohammed Gouse
Title: Director

Saudi Economic and Development Securities Company

/s/ Shaik Mohammed Gouse
Name: Shaik Mohammed Gouse
Title: Director

Exhibit Index

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated September 25, 2024